Filed pursuant to Rule 433
Registration Statement No. 333-160871

Zion Oil & Gas Newsletter
October 9, 2009
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Dear Shareholder and/or Friend of Zion...

Here is an update of our progress during the past week.

Operations on the Ma'anit-Rehoboth #2 Well

Zion submits periodic reports to Israel's Petroleum and Mining Commissioner, Dr. Yaakov Mimran. In our most recent report on our Joseph license, submitted this week, we noted that:

The Company drilled the Ma’anit-Rehoboth #2 well to a total depth of 5,460 meters measured depth.  The rig was released on October 2, 2009, and the operations are suspended until the Lapidoth Franks 750 rig is available for completion operations. Currently the Lapidoth Franks 750 rig is expected in early December 2009.

Although, there is a possibility that the Lapidoth Franks 750 rig will be available sooner.

So, we look forward to testing the seven zones that warrant completion testing. Four of the zones are in the Triassic seen in the Ma’anit #1 and three in the deeper hole drilled in the Ma’anit Rehoboth #2. Meanwhile, we continue to analyze the results of the logging together with the other scientific data that we collected during the drilling of the well and we continue to update our scientific database.

Preparations at the site of the Elijah #3 Well

On Thursday, October 8, 2009, I visited the site of the Elijah #3 well, together with Zion's Chief Financial Officer (CFO), Sandra Green. The site is a hive of activity; the equipment is arriving fast and Aladdin Middle East's (AME's) 2,000 horsepower rig is being rigged up.

Here are some of the photographs that I took at the site:

The sign by the road notes (in Hebrew):
Zion Oil & Gas, Inc.
Oil Exploration License #334.
Drilling of Well Elijah #3
Company Registration #560019127

A forklift truck moves a container into position

A crane lifts a 30 ton container into position

Zion's CFO, Sandra Green in discussion with the site foreman

The middle of the picture shows the construction of the mast of the drilling rig

Four of AME's Turkish rig crew installing some of the 1,000 tons of equipment

The mast and base of the drilling rig are being assembled

'Spudding' (that is, the start of drilling operations) of the Elijah #3 well is expected on approximately October 20, 2009, and the well operations are expected to last approximately six months.

Rights Offering

We have been advised by the Securities and Exchange Commission (SEC) that it has no further comment on our recently filed amendment to the registration statement. We have therefore requested that the registration statement be declared effective 'as soon as possible' and we anticipate that the registration statement will be declared effective soon.

Once the registration statement has been declared effective, we will give notice of the record date and the rights offering can begin. Everyone recorded in the official records as a stockholder on the record date has the right to participate in the rights offering.

The proposed rights offering will offer a maximum of 3.6 million shares of stock at $5.00 for each share of stock. Should the rights offering be fully subscribed, the company will receive gross proceeds of $18 million.

Under the rights offering, stockholders have the right to purchase twenty three (23) shares of stock for every one hundred (100) shares of common stock owned on the  record date.  This is identical to 0.23 subscription rights for each share of common stock owned on the record date.

If you were among the many hundreds of our stockholders who did not receive as many $5.00 shares as you subscribed for in the earlier rights offering, this is your 'second chance' opportunity. Obviously, this offer is open to everyone who is a stockholder of record on the record date.

Television & Media

(i) DayStar TV (with approximately 216 Million Viewers) have asked Zion's Founder and Chairman of the Board, John Brown, to participate in their flagship show, 'Celebration', on Thursday, October 15th, 2009.

So, you may want to watch Daystar TV's flagship show, 'Celebration', airing between 11:00 a.m. and 12:00 noon on Thursday, October 15th. It is a 'live' show featuring Marcus and Joni Lamb and, this time only, of course, Zion's John Brown.

(ii) The Jewish Voice television show (that airs on most major Christian networks and independent Christian television stations) will broadcast a discussion between Steve Spillman and Jonathan Bernis on Israel's search for oil. Click here for a full station listing and viewing times for The Jewish Voice.

"In your good pleasure, make Zion prosper..."
Psalm 51:18

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, timing and potential results thereof and plans contingent thereon and rights offering are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466 ).

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Kim Kaylor at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com

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